UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

JINPAN INTERNATIONAL LIMITED
(Name of the Issuer)
Jinpan International Limited
FNOF E&M Investment Limited
Silkwings Limited
Zhiyuan Li
Yuqing Jing
Forebright Smart Connection Technology Limited
Smart Anchor Holdings Limited
Forebright New Opportunities Fund, L.P.
FNOF GP Limited
(Names of Persons Filing Statement)
Common Shares, $0.0045 par value
(Title of Class of Securities)
G5138L100
(CUSIP Number)
JINPAN INTERNATIONAL LIMITED 390 Veterans Boulevard Carlstadt, NJ 07072 Attn.: Mark Du, Chief Financial Officer Telephone: +1 201 460-8778 (x140) Fax: +1 201 460-8775
FNOF E&M Investment Limited
Silkwings Limited
Forebright Smart Connection Technology Limited
Smart Anchor Holdings Limited
Forebright New Opportunities Fund, L.P.
FNOF GP Limited
c/o Forebright Smart Connection Technology Limited
Suite 3720 Jardine House, 1 Connaught Place,
Central, Hong Kong
Attention: Mr. Kun Wan Ip
Telephone: +852 2598-2598

Zhiyuan Li c/o Hainan Jinpan Electric Company, Ltd No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone Haikou, Hainan, People’s Republic of China Telephone: +86 898 6681-1301	Yuqing Jing c/o Jinpan International (USA) Ltd. 390 Veterans Boulevard Carlstadt, NJ 07072, United States Telephone: +1 201 460-8778
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) With copies to:
Gibson, Dunn & Crutcher LLP Unit 1303, Tower 1, China Central Place No. 81 Jianguo Road Beijing 100025, PRC Attention: Fang Xue, Esq. Facsimile: +86 10 6502-8510 e-mail: fxue@gibsondunn.com	Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC Attention: Peter Huang, Esq. Facsimile: +86 10 6535-5577 e-mail: peter.huang@skadden.com
This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$75.5 million	$7,602.85

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of  $6.00 for 12,567,665 outstanding Shares of the issuer subject to the transaction (the “Transaction Valuation”).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

i

INTRODUCTION
This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Jinpan International Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered common shares, par value of US$0.0045 per share (each, a “Share” and collectively, the “Shares”); (b) FNOF E&M Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) Silkwings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Merger Sub”); (d) Mr. Zhiyuan Li, the Company’s Chairman of the Board of Directors, President, and Chief Executive Officer (“Mr. Li” or the “Chairman”); (e) Ms. Yuqing Jing, Secretary of the Company and wife of Mr. Li (“Ms. Jing”, collectively with Mr. Li, the “Rollover Shareholders”); (f) Forebright Smart Connection Technology Limited, a company established under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Forebright SPV”); (g) Smart Anchor Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Smart Anchor”); (h) Forebright New Opportunities Fund, L.P., an exempted limited partnership registered in the Cayman Islands (“Forebright Fund”); and (i) FNOF GP Limited, an exempted company incorporated under laws of the Cayman Islands with limited liability (“FNOF GP”). The Rollover Shareholders, Forebright SPV, Smart Anchor, Forebright Fund, FNOF GP, Parent and Merger Sub are collectively referred to herein as the “Buyer Group”.
On January 24, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), which included a plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, substantially in the form attached as Appendix 1 to the merger agreement (the “plan of merger”). If the merger agreement is approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger. Parent and Merger Sub are currently wholly owned by Forebright SPV.
Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding Share will be cancelled in exchange for the right to receive US$6.00 per Share surrendered for cancellation, in each case, in cash, without interest and net of any applicable withholding taxes, except for the following excluded Shares (the “Excluded Shares”): (i) Shares beneficially owned by the Rollover Shareholders (the “Rollover Shares”); and (ii) Shares (the “Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, as amended (the “BVI Companies Act”) (the “Dissenting Shareholders”); and (iii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company. Each Excluded Share (other than the Dissenting Shares) issued and outstanding immediately prior to the effective time of the merger, will be cancelled and will cease to exist, and no merger consideration will be delivered with respect thereto. Each Dissenting Shareholder will be entitled to receive only the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by such Dissenting Shareholder.
The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the authorization and approval by an affirmative vote of shareholders representing more than fifty percent (50%) of the outstanding Shares of the Company present and voting in person or by proxy as a single class at a quorate general meeting of the Company’s shareholders which will be convened to consider the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger.
The Company will make available to its shareholders a proxy statement (the “proxy statement”, a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement, together with the articles and plan of merger substantially in the form attached as Appendix 1 to the merger agreement, is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.
The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1   Summary Term Sheet
The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the General Meeting and the Merger”

Item 2   Subject Company Information
(a)
Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

(b)
Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“The General Meeting — Record Date; Shares Entitled to Vote”

•
“The General Meeting — Record Date; Shareholders Entitled to Vote; Voting Materials”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)
Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Market Price of the Shares, Dividends and Other Matters — Market Price of the Shares”

(d)
Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Market Price of the Shares, Dividends and Other Matters — Dividend Policy”

(e)
Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares — Prior Public Offerings”

(f)
Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares”

•
“Special Factors — Related Party Transactions”

Item 3   Identity and Background of Filing Person
(a)
Name and Address. Jinpan International Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex D — Directors and Executive Officers of Each Filing Person”

(b)
Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties in the Merger”

•
“Annex D — Directors and Executive Officers of Each Filing Person”

(c)
Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex D — Directors and Executive Officers of Each Filing Person”

Item 4   Terms of the Transaction
(a)-(1)
Material Terms. Not applicable.

(a)-(2)
Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the General Meeting and the Merger”

•
“Special Factors”

•
“The General Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(c)
Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Directors and Executive Officers in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The General Meeting — Proposals to be Considered at the General Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(d)
Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Appraisal Rights of Shareholders”

•
“Questions and Answers about the General Meeting and the Merger”

•
“Appraisal Rights”

•
“Annex C — BVI Business Companies Act, as amended — Section 179”

(e)
Provisions for unaffiliated shareholders. The information set forth in the proxy statement the following caption is incorporated herein by reference:

•
“Provisions for Unaffiliated Shareholders”

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5   Past Contracts, Transactions, Negotiations and Agreements
(a)
Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Related Party Transactions”

•
“Transactions in the Shares”

(b)
Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•
“Special Factors — Purpose of and Reasons for the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(c)
Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•
“Summary Term Sheet — Rollover Agreement”

•
“Summary Term Sheet — Voting Agreement”

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Voting by the Rollover Shareholders at the General Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Transactions in the Shares”

•
“Annex A — Agreement and Plan of Merger”

Item 6   Purposes of the Transaction and Plans or Proposals
(b)
Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the General Meeting and the Merger”

•
“Special Factors — Purpose of and Reasons for the Merger”

•
“Special Factors — Effect of the Merger on the Company”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(c)(1)-(8)
Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Merger”

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Interests of the Company’s Directors and Executive Officers in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•
“Special Factors — Purpose of and Reasons for the Merger”

•
“Special Factors — Effect of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

Item 7   Purposes, Alternatives, Reasons and Effects
(a)
Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•
“Special Factors — Purpose of and Reasons for the Merger”

(b)
Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Purpose of and Reasons for the Merger”

•
“Special Factors — Effects on the Company if the Merger is not Completed”

(c)
Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Purpose of and Reasons for the Merger”

•
“Special Factors — Effect of the Merger on the Company”

(d)
Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•
“Special Factors — Effect of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Effects on the Company if the Merger is not Completed”

•
“Special Factors — Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Material U.S. Federal Income Tax Consequences”

•
“Special Factors — Material PRC Income Tax Consequences”

•
“Special Factors — Material British Virgin Islands Tax Consequences”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

Item 8   Fairness of the Transaction
(a)-(b)
Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•
“Summary Term Sheet — Recommendations of the Special Committee and the Board of Directors”

•
“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Interests of the Company’s Directors Executive Officers in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex B — Opinion of Duff  & Phelps, LLC as Financial Advisor”

(c)
Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•
“Questions and Answers about the General Meeting and the Merger”

•
“The General Meeting — Vote Required”

(d)
Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

(e)
Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendations of the Special Committee and the Board of Directors”

•
“Questions and Answers about the General Meeting and the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f)
Other Offers. The information set forth in the proxy statement under the following caption since incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9   Reports, Opinions, Appraisals and Negotiations
(a)
Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex B — Opinion of Duff  & Phelps, LLC as Financial Advisor”

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex B — Opinion of Duff  & Phelps, LLC as Financial Advisor”

(c)
Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive office of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.
Item 10   Source and Amount of Funds or Other Consideration
(a)
Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(b)
Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing”

(c)
Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — Fees and Expenses”

•
“Special Factors — Fees and Expenses”

•
“The Merger Agreement and Plan of Merger — Fees and Expenses”

(d)
Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing”

•
“The Merger Agreement and Plan of Merger — Financing”

Item 11   Interest in Securities of the Subject Company
(a)
Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Share Ownership of the Company Directors and Officers and Voting Commitments”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)
Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares”

Item 12   The Solicitation or Recommendation
(d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Share Ownership of the Company Directors and Officers and Voting Commitments”

•
“Questions and Answers about the General Meeting and the Merger”

•
“Special Factors — Voting by the Rollover Shareholders at the General Meeting”

•
“The General Meeting — Vote Required”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)
Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendations of the Special Committee and the Board of Directors”

•
“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Share Ownership of the Company Directors and Officers and Voting Commitments”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“The General Meeting — Our Board’s Recommendation”

Item 13   Financial Statements
(a)
Financial Information. The audited financial statements of the Company for the year ended December 31, 2014 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, as amended, originally filed on April 30, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the nine-month periods ended September 30, 2014 and 2015 are incorporated herein by reference to the Company’s Form 6-K furnished on November 15, 2013, November 14, 2014, and November 24, 2015, respectively. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Financial Information”

•
“Where You Can Find More Information”

(b)
Pro Forma Information. Not applicable.

Item 14   Persons/Assets, Retained, Employed, Compensated or Used
(a)
Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“The General Meeting — Solicitation of Proxies”

(b)
Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex D — Directors and Executive Officers of Each Filing Person”

Item 15   Additional Information
(a)
Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits
(a)-(1)
Preliminary Proxy Statement of the Company, dated [•] (the “proxy statement”).

(a)-(2)
Notice of General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)
Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)
Press Release issued by the Company, dated September 15, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 16, 2015.

(a)-(5)
Press Release issued by the Company, dated September 29, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 30, 2015.

(a)-(6)
Press Release issued by the Company, dated October 7, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 8, 2015.

(a)-(7)
Press Release issued by the Company, dated January 25, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 25, 2016.

(b)-(1)
Debt Commitment Letter, dated as of January 24, 2016, by and among Forebright SPV, Forebright Fund and Mr. Li, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(c)-(1)
Opinion of Duff  & Phelps, LLC, dated January 22, 2016, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)
Discussion materials prepared by Duff  & Phelps, LLC for discussion with the Special Committee of the board of directors of the Company, dated January 22, 2016.

(d)-(1)
Agreement and Plan of Merger, dated as of January 24, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)
Rollover Agreement, dated as of January 24, 2016, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

(d)-(3)
Voting Agreement, dated as of January 24, 2016, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4)
Limited Guarantee, dated as of January 24, 2016, by Mr. Li and Forebright Fund in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

(d)-(5)
Equity Commitment Letter, dated as of January 24, 2016, by and between Mr. Li and Parent, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(d)-(6)
Equity Commitment Letter, dated as of January 24, 2016, by and among Forebright SPV, Forebright Fund and Parent, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(d)-(7)
Interim Investors Agreement, dated as of January 24, 2016, by and among Mr. Li, Forebright SPV and Parent, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(f)-(1)
Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)
Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2016
JINPAN INTERNATIONAL LIMITED

By:	/s/ Dr. Li-Wen Zhang
Name: Dr. Li-Wen Zhang
Title: Director

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2016
FNOF E&M Investment Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Silkwings Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2016
Zhiyuan Li

/s/ Zhiyuan Li

Yuqing Jing

/s/ Yuqing Jing

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2016
Forebright Smart Connection Technology Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Smart Anchor Holdings Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Forebright New Opportunities Fund, L.P. By FNOF GP Limited, its General Partner

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
FNOF GP Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director

Exhibit Index
(a)-(1)
Preliminary Proxy Statement of the Company, dated [•].

(a)-(2)
Notice of General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)
Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)
Press Release issued by the Company, dated September 15, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 16, 2015.

(a)-(5)
Press Release issued by the Company, dated September 29, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 30, 2015.

(a)-(6)
Press Release issued by the Company, dated October 7, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 8, 2015.

(a)-(7)
Press Release issued by the Company, dated January 25, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 25, 2016.

(b)-(1)
Debt Commitment Letter, dated as of January 24, 2016, by and among Forebright SPV, Forebright Fund and Mr. Li, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(c)-(1)
Opinion of Duff  & Phelps, LLC, dated January 22, 2016, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)
Discussion materials prepared by Duff  & Phelps, LLC for discussion with the Special Committee of the board of directors of the Company, dated January 22, 2016.

(d)-(1)
Agreement and Plan of Merger, dated as of January 24, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)
Rollover Agreement, dated as of January 24, 2016, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

(d)-(3)
Voting Agreement, dated as of January 24, 2016, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4)
Limited Guarantee, dated as of January 24, 2016, by Mr. Li and Forebright Fund in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

(d)-(5)
Equity Commitment Letter, dated as of January 24, 2016, by and between Mr. Li and Parent, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(d)-(6)
Equity Commitment Letter, dated as of January 24, 2016, by and among Forebright SPV, Forebright Fund and Parent, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(d)-(7)
Interim Investors Agreement, dated as of January 24, 2016, by and among Mr. Li, Forebright SPV and Parent, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(f)-(1)
Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)
Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)
Not applicable.